Exhibit 99.2

ECMOHO LIMITED

PROXY STATEMENT

General

The board of directors of ECMOHO Limited., a Cayman Islands company (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company to be held on December 11th, 2020, at 10:00 A.M., Beijing Time (“AGM”). The AGM will be held at 2nd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China.

Record Date, Share Ownership and Quorum

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on November 6, 2020, New York time, are entitled to vote at the Annual General Meeting.  As of November 2, 2020, 68,343,407 of our Class A Ordinary Shares, par value US$0.00001 per share, and 72,374,092 of our Class B Ordinary Shares, par value US$0.00001 per share, were issued and outstanding. As of November 6, 2020, approximately 50,605,596 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”).  One or more holders of Ordinary Shares which represent, in aggregate, not less than a majority of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

Voting and Solicitation

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at the Annual General Meeting. Except as required by applicable law and subject to the terms and conditions of the Memorandum and Articles of Association, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Annual General Meeting. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to ratify the appointment of the Company’s independent auditor, subject to the aforementioned limitations on the votes of the holders of Class B Ordinary Shares. In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China

Telephone: +86-21-6113-2270

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person or by completing, dating, signing and returning the enclosed Form of Proxy for the Annual General Meeting to the attention of Investor Relations Department, ECMOHO Ltd, 3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China. The Form of Proxy for the Annual General Meeting must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against the ratification of the appointment of the independent auditor. Broker non-votes will have the same effect as a vote against the ratification of the appointment of the independent auditor.

Please refer to this proxy statement for information related to the proposals.

3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China

Telephone: +86-21-6113-2270

Voting by Holders of ADSs

Citibank, N.A., as depositary of the ADSs (the Depositary), has advised us that it intends to distribute to all record owners of ADSs as of COB (New York City time) on November 6, 2020 (the ADS Record Date) a Depositary Notice (including this Proxy Statement and the accompanying Notice of Annual General Meeting of Shareholders) and an ADS Voting Instructions Card. Upon delivery by a holder of record of ADSs as of the ADS Record Date of a properly completed, dated and signed ADS Voting Instructions Card to the Depositary prior to 10:00 am, New York City time on December 4th, 2020, the Depositary will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares represented by such ADSs in accordance with the instructions set forth in such ADS Voting Instructions Card. As the holder of all the Class A Ordinary Shares represented by all of our ADSs, only the Depositary may vote those Class A Ordinary Shares at the Annual General Meeting.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of ECMOHO Ltd., if you hold our Ordinary Shares, or to Citibank, N.A. if you hold ADSs representing our Class A Ordinary Shares.

PROPOSAL 1:

ELECTION OF DIRECTORS

Pursuant to the Company’s Memorandum and Articles of Association currently in effect, the Company’s nominating and corporate governance committee has nominated Zoe Wang, Leo Zeng, Greg Ye, Rachel Sang, Daniel Wang for election as directors of the Company.

Pursuant to Company’s Memorandum and Articles of Association currently in effect, our directors are not subject to a term of office and hold office until their resignation, death or removal in accordance thereof. A director will be removed from office if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; or (iii) is prohibited by any applicable law or designated stock exchange rules from being a director.

3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China

Telephone: +86-21-6113-2270

Our directors may be appointed, in the event of filling a vacancy or adding any director to the existing board, by the affirmative vote of a majority of the directors then in office or the sole remaining director, or by the affirmative vote of at least a majority of the total voting power of the outstanding shares of our company entitled to vote in any annual election of directors or class of directors, voting together as a single class.  In other circumstances, our directors may be appointed by our shareholders through ordinary resolutions.

Information relating to the director nominees is set forth below.

Name	Age	Position
Zoe Wang	39	Co-Founder, Chairman & Chief Executive Officer, Director
Leo Zeng	43	Co-Founder & Chief Operating Officer, Director
Greg Ye	50	Director
Rachel Sang	41	Director
Daniel Wang	32	General Manager – New Business, Director

Zoe Wang currently serves as our Chairman and Chief Executive Officer. Prior to taking on this role, Ms. Wang had 18 years’ experience in marketing and e-commerce retail management with companies such as Shanghai Pingchengjingjie Advertising Co. Ltd. and Shanghai Yiheng Advertising Co. Ltd. Ms. Wang holds an associate degree in traditional Chinese medicine from Wuhu College of Traditional Chinese Medicine and a business qualification from Changjiang Business School. Ms. Wang is the spouse of Mr. Leo Zeng and the sister of Mr. Daniel Wang.

Leo Zeng currently serves as our Chief Operating Officer. Mr. Zeng has extensive experience in sales and marketing over 15 years in multiple industries. Mr. Zeng also has broad managerial skills, gained from his time as a co-founder and general manager of Hydrotech Marine & Offshore Technology Co. Ltd. Mr. Zeng holds a bachelor of marine engineering management degree from Dalian Maritime University, and a master of business administration degree from Fudan University. Mr. Zeng is the spouse of Ms. Zoe Wang and the brother-in-law of Mr. Daniel Wang.

Greg Ye currently serves as a Non-Executive Director on our board of directors. Mr. Ye brings almost 20 years of experience in private equity, executive management, start-up and consulting to our board of directors and is one of the founders and the managing partner of Delta Capital, a position he has held since 2010. Mr. Ye also previously held managerial or executive roles at Shanghai New Margin Ventures Co. Ltd, Cadence Design Systems, Inc. and PricewaterhouseCoopers. Mr. Ye holds a bachelor degree in electrical engineering and industrial engineering from Shanghai Jiaotong University, a master of accounting degree from Missouri State University and a master of business administration degree from Harvard Business School. In addition, Mr. Ye is a U.S. Certified Public Accountant and Certified Management Accountant.

3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China

Telephone: +86-21-6113-2270

Dr. Rachel Sang currently serves as a Non-Executive Director on our board of directors. Dr. Sang is currently a partner at the CID Group Ltd. where she is responsible for the CID Research Institute and investments in mainland China and focusses on sectors such as e-commerce and healthcare. Prior to becoming a partner, Dr. Sang served as a Vice President and Director at the CID Group Ltd. Dr. Sang holds a bachelor of science degree in international trade from Zhengzhou University, a master of science degree in economics from Zhengzhou University, and a Ph.D. in management from Shanghai Jiaotong University.

Daniel Wang currently serves as our General Manager – New Business. Mr. Wang has served in various leadership roles since our beginning. He is currently in charge of our health supplements and food division, household healthcare equipment division, global business development and the management of new business. Mr. Wang has over nine years of experience in e-commerce and retail operations, and over seven years of experience in e-commerce management. Mr. Wang holds a bachelor degree in engineering management from Tongling University.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION TO THE BOARD OF DIRECTORS OF EACH OF THE ABOVEMENTIONED NOMINEES.

PROPOSAL 2:

RATIFICATION OF APPOINTMENT OF FRIEDMAN LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY

The Company’s audit committee proposes to ratify and approve the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

In the event the holders of Ordinary Shares fail to ratify the appointment, the audit committee will reconsider the appointment. Even if the appointment is ratified, the audit committee, in its discretion, may direct the appointment of different independent auditors at any time during the year if the audit committee determines that such a change would be in the Company’s and its shareholders’ best interests.

3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China

Telephone: +86-21-6113-2270

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Ms. Zoe Wang
Zoe Wang
Chief Executive Officer
Chairwoman of the Board

Date: November 6, 2020

3rd Floor, 1000 Tianyaoqiao Road, Xuhui District, Shanghai 200030, People’s Republic of China

Telephone: +86-21-6113-2270